Exhibit 28e(5) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

Amendment to

Distributor’s Contract

between

Federated High Yield Trust

and

Federated Securities Corp.

This Amendment to the Distributor’s Contract (as amended, the “Agreement”) dated August 1, 1989, between Federated High Yield Trust (“Fund”) and Federated Securities Corp. (“FSC”) is made and entered into as of the 1st day of June, 2013.

WHEREAS, the Fund has entered into the Agreement with FSC.

WHEREAS, the parties intend to amend the Agreement to insert certain language to clarify that share classes may be added to Fund without amending the Agreement through the execution of an appropriate exhibit to the Agreement, which amendment was authorized by the Board at its meeting on May 17, 2013 pursuant to a vote cast in person at that meeting that was called for that purpose.

NOW, THEREFORE, the parties intending to be legally bound agree as follows:

1. Paragraph 1 of the Agreement is hereby deleted and replaced in its entirety with the following new Paragraph 1:

1. The Fund hereby appoints FSC as its agent to sell and distribute shares of the Fund which may be offered in one or more series (the “Series”) consisting of one or more classes (the “Class” or “Classes”) of shares (the “Shares”), as described and set forth on one or more exhibits to this Agreement, at the current offering price thereof as described and set forth in the current prospectus(es) of the Fund. FSC hereby accepts such appointment and agrees to provide such other services for the Fund, if any, and accept such compensation from the Fund, if any, as set forth in the applicable exhibits to this Agreement.

2. Insert the following as a new Paragraph 4A:

4A. This Agreement is effective with respect to each Class of Shares as of the date of execution of the applicable exhibit and shall continue in effect with respect to each Class presently set forth on an exhibit and any subsequent Classes added pursuant to an exhibit during the initial term of this Agreement for one year from the date set forth above, and therefore for successive periods of one year if such continuance is approved at least annually by the Board of Trustees of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of any Distribution Plan relating to the Fund or in any related documents to such Plan (“Disinterested Trustees”) cast in person at a meeting called for that purpose. If a Class is added after the first annual approval by the Trustees as described above, this Agreement will be effective as to that Class upon execution of the applicable exhibit and will continue in effect until the next annual approval of this Agreement by the Trustees and thereafter for successive periods of one year, subject to approval as described above.

3.	For purposes of the Agreement, references to “Fund” or “Funds” shall include “Class” or “Classes” as applicable, and references to “Class” or “Classes” shall include “Fund” or “Funds” as applicable.

In all other respects, the Agreement first referenced above shall remain in full force and effect.

WITNESS the due execution hereof this 1st day of June, 2013.

FEDERATED HIGH YIELD TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

FEDERATED SECURITIES CORP.

By: /s/ Thomas E. Territ

Name: Thomas E. Territ

Title: President